May 21, 2025

Andrew Emerson
Chief Financial Officer and Treasurer
IDEXX Laboratories Inc.
One IDEXX Drive
Westbrook, Maine 04092

       Re: IDEXX Laboratories Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           Filed February 21, 2025
           File No. 000-19271
Dear Andrew Emerson:

       We have reviewed your April 30, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our April 24,
2025 letter.

Form 10-K for the Fiscal Year Ended December 31, 2024
Notes to Consolidated Financial Statements
Note 17. Segment Reporting, page F-40

1. We note your response to our prior comment. You disclose on page F-40 that foreign
       currency transaction gains and losses are reported within your    Other
operating
       segment." Please explain in detail how, when you identified your operating segments, you determined foreign currency transaction gains or losses would be included in your
          Other operating segment    and not in your operating segments that
are reportable. As
       part of your response, please address the following:
           You indicate in the proposed disclosure in your response that foreign currency transaction gains and losses are centrally managed by your corporate treasury
           function. Describe the    Other operating segment    in further
detail and how
           foreign currency transactions gains and losses are managed.
 May 21, 2025
Page 2

             Describe the balance(s) that foreign currency transaction gains and losses are
           associated with. In this regard, we note your disclosure on page
F-40 that    assets
           are not allocated to segments for internal reporting purposes."
             Tell us how the    Impact from foreign currency    contained in
the proposed
           disclosure in your response was calculated for each reportable segment, and whether the CODM is provided with this information.

       Please contact Frank Wyman at 202-551-3660 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences